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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1


                                       TO


                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                            SIMULATION SCIENCES INC.
                           (NAME OF SUBJECT COMPANY)

                            SIMULATION SCIENCES INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  829213 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               CHARLES R. HARRIS
                            CHIEF EXECUTIVE OFFICER
                         601 VALENCIA AVENUE, SUITE 100
                             BREA, CALIFORNIA 92823
                                 (714) 579-0412
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

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                                   COPIES TO:
                             JEFFREY D. SAPER, ESQ.
                             BARRY E. TAYLOR, ESQ.
                             MARTIN W. KORMAN, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650)493-9300

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                                  INTRODUCTION


     This Amendment No. 1 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") filed by Simulation Sciences Inc. (the "Company") relating to an offer by S Acquisition Corp., a Delaware corporation ("Offeror") and an indirect wholly owned subsidiary of Siebe plc, a United Kingdom public limited company ("Parent" or "Siebe"), to purchase all of the Shares of Simulation Sciences Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to them in the Schedule 14D-9.



     The information provided in the Schedule 14D-9 under section (b) under "Item 4. The Solicitation or Recommendation" is amended in full to read in its entirety as set forth below.



     (B) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.


  Background of the Offer

     In October 1997, the Company's Executive Vice President of Sales, Marketing and Engineering Services, Dirk Pfeiffer, met with Mark Davidson, Director of Product Marketing of The Foxboro Company ("Foxboro"), an affiliate of Siebe, at the Company's principal executive offices in Brea, California to discuss generally, and exchange information regarding, their respective businesses, technologies and products.

     On February 13, 1998, Gary Foster, President, Software Services and Corporate Marketing of Foxboro, telephoned Mr. Harris to discuss the possibility of a strategic alliance with the Company, including a possible joint venture.

     On March 3, 1998, Mr. Harris and other representatives of the Company met with representatives of Siebe, including Bruce Robinson, President of Foxboro, in Houston, Texas. At the meeting, both companies discussed their respective businesses, products and growth strategies. The parties noted the synergies between their respective technologies and discussed the possibility of a strategic technology alliance, including the possibility of Foxboro becoming a member of the Company's group of engineering service providers.

     On March 26, 1997, Mr. Harris telephoned Mr. Robinson of Foxboro to indicate the Company's willingness to continue their discussions regarding a strategic alliance, and indicated a willingness to pursue a possible expansion of that relationship.

     On March 27, 1998, Allen Yurko, Managing Director and Chief Executive Officer of Siebe, and Mr. Harris spoke regarding a possible acquisition of the Company by Siebe and Mr. Yurko shared with Mr. Harris his views on the general structure of the transaction and the role that the Company would play in the combined entity. On March 31, 1997, Dr. George W. Sarney, President and Chief Operating Officer of the Control Systems Division of Siebe, telephoned Mr. Harris, at which time they agreed to set a date to have more in-depth discussions regarding a possible combination and to further conduct due diligence.

     On April 7, 1998, representatives of the Company, including Mr. Harris, Robert E. Grice, Jr., the Company's Executive Vice President, Finance and Chief Financial Officer, and key technical personnel, and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, the Company's financial advisor ("DRW") met with representatives of Siebe, including Dr. Sarney and Mr. Robinson, and Morgan Stanley & Co. Incorporated, Siebe's financial advisor ("Morgan Stanley"), in Orange County, California to discuss a possible acquisition of the Company by Siebe. Prior to the meeting, the parties executed the Mutual Nondisclosure Agreement. See Item 3(b)(ii) above for a description of the Mutual Nondisclosure Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference. At the meeting, the Company provided Siebe with financial information about the Company, including non-public information regarding the Company's preliminary findings with respect to its operating results for the quarter ended March 31, 1998, as well as information regarding its business, products and strategies. At the meeting, Dr. Sarney indicated Siebe's continued desire to acquire the Company and indicated that, subject to its due diligence review, including a review of the Company's revised and reduced forecast for the 1998 fiscal year, it intended to propose a cash offer for the Company on April 10, 1998. Early in the morning on April 10, 1998, the Company provided Parent with its preliminary revised and reduced forecast for the 1998 fiscal year.

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     From April 8, 1998 to April 14, 1998, Siebe and its legal and financial advisors conducted legal, financial and technical due diligence of the Company. On April 9, 1998, legal counsel for Siebe sent a draft Merger Agreement and draft Option Agreement to legal counsel for the Company.

     On April 10, 1998, Morgan Stanley contacted DRW and indicated that, subject to further due diligence, including a review of the Company's revised and reduced estimates for its 1998 fiscal year, Siebe was prepared to offer $10.00 per share in cash for the Company.

     Thereafter, commencing on April 10, 1998, the Company, Siebe and their respective legal and financial advisors engaged in negotiations with respect to a possible acquisition of the Company by Siebe.

     On April 13, 1998, Siebe informed the Company that it would withdraw its proposal if there were not a final agreement on or before the opening of the U.S. trading markets on April 15, 1998.

     The Merger Agreement and the Stock Option Agreement were executed and delivered in the early morning on April 15, 1998.

     During March and early April 1998, the Company held discussions and exchanged information with two other parties that expressed an interest in a business combination with the Company, and the Company's Board evaluated the proposal with Siebe in light of these potential alternatives.

  Reasons for the Recommendation.

     At a meeting on April 15, 1998, the Board of Directors of the Company unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, and unanimously resolved to recommend that stockholders accept the Offer and tender their Shares.


     In arriving at its decision to approve the Transactions and to recommend acceptance of the Offer, the Board of Directors considered, among other things, the following factors that supported its decision to approve the Transactions and to recommend acceptance of the Offer: (i) the terms and conditions of the Merger Agreement, including the amount and form of the consideration, which the Board considered to be fair and reasonable for transactions such as the type contemplated by the Offer and the Merger based in part on its review of the DRW Fairness Opinion; (ii) the fact that the $10.00 per Share price represents a premium of approximately 24.1% over the closing sale price of $8.06 per Share as reported on the Nasdaq National Market on April 14, 1998, the last trading day prior to the date the Board of Directors authorized and approved the Transactions, taking into account the fact that the stock price had traded at a range of prices from approximately $10.00 to $23.00 per share during the second half of fiscal 1997 until the Company's announcement in early February 1998 of its fourth-quarter results for fiscal year 1997 and from approximately $5.25 to $11.00 per share following such announcement until April 14, 1998, and the unlikelihood that the Company's stock price would be at such levels in future periods in light of the Company's expected operating results in the quarter ended March 31, 1998 and the remainder of fiscal 1998; (iii) the Board of Directors' knowledge of the recent operating results of the Company, including the fact that the Company's revenues during the quarter ended March 31, 1998 were significantly lower than expected and that the Company would incur a substantial loss in that quarter; (iv) the Company's expectations regarding fiscal 1998 operating results and the fact that such expectations were significantly lower than previous expectations; (v) the negative effect that the public announcement of March 31, 1998 quarterly operating results would have on future customer prospects, including the potential damage to the Company's competitive position as compared to the Company's competitors, which generally have greater financial resources than the Company, and on the Company's stock price and the likelihood that the Company's near term operating results would further negatively affect such stock price; (vi) the effect that the public announcement of March 31, 1998 quarterly operating results would have on the Company's relationships with its employees, partners and customers, including the potential damage to the Company's competitive position that may result from lower than expected earnings and lower stock price and the willingness of partners and customers to maintain or expand


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their business relationships with the Company, as well as the adverse effect on the Company's ability to recruit and retain employees and on employee morale generally; (vii) the likelihood that the proposed Merger would be consummated, based on the experience, reputation and financial condition of Siebe and the conditions to the Offer as set forth in the Merger Agreement; (viii) the uncertainty of whether Siebe's $10.00 offer would be withdrawn after the April 15, 1998 deadline set by Siebe; (ix) the uncertainty of the timing and economic value of a proposal from any third party and the uncertainty of whether there would be a transaction with any third party that would yield greater value for the Company's stockholders than the Offer and the Merger; (x) the effect that a potential lower stock price following public announcement of March 31, 1998 operating results could have on the price levels that other potential third party acquirors would be willing to pay for the Company; (xi) the advantages in a competitive environment of strategically aligning with a large, well-capitalized company; (xii) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to certain unsolicited offers to acquire the Company; and (xiii) the opinion of DRW dated April 15, 1998, to the effect that as of such date and based upon and subject to the various assumptions and limitations set forth therein, the cash consideration to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to such stockholders.



     THE FULL TEXT OF DRW'S FAIRNESS OPINION HAS BEEN FILED AS EXHIBIT 99.5 TO THE SCHEDULE 14D-9 AND IS ALSO ATTACHED THERETO AS ANNEX B. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.


     The Board of Directors recognized that consummation of the Offer and the Merger will deprive current stockholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Transactions, determined that the recent historical results of operations and future prospects of the Company are adequately reflected in the $10 price per Share. In addition, the Board of Directors considered the possibility that, in the event the Offer but not the Merger is consummated, the number of stockholders could be reduced, which could adversely affect the liquidity and market value of the Shares.

     In light of all the factors set forth above, the Board of Directors approved the Transactions. In view of the variety of factors considered in connection with its evaluation of the Transactions, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

     It is expected that if Shares are not accepted for payment by the Purchaser in the Offer and if the Merger is not consummated, the Company's current management, under the general direction of the Board of Directors, will continue to manage the Company as an on-going business. However, the Company may, under these circumstances, continue to explore other possible methods of maximizing stockholder value.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS



EXHIBIT
  NO.                               DESCRIPTION
-------                             -----------
99.1*       Form of Mutual Nondisclosure Agreement between Simulation
            Sciences Inc. and Siebe plc dated April 7, 1998.
99.2*       Press releases issued by the Company and Siebe plc on April
            15, 1998.
99.3*       Letter of Transmittal.
99.4*       Letter to Stockholders dated April 21, 1998 from Charles R.
            Harris, President and Chief Executive the Company.
99.5*       Opinion of Dain Rauscher Wessels, a division of Dain
            Rauscher Incorporated, dated April 15, 1998.
99.6*       Offer to Purchase dated April 21, 1997.
99.7*       Agreement and Plan of Merger dated as of April 15, 1998,
            among the Company, Siebe plc, S Acquisition Corp. and S Sub
            Corp.
99.8*       Stock Option Agreement dated as of April 15, 1998 between
            the Company and Siebe plc.
99.9*       Certificate of Incorporation of the Company, as amended to date.
99.10*      Certificate of Designations of Rights, Preferences and
            Privileges of Series A Participating Preferred Stock.
99.11*      The Bylaws of the Company.
99.12*      Form of Indemnification Agreement.
99.13*      Form of Separation Agreement.
99.14*      1994 Stock Option Plan and related agreements.
99.15*      1996 Stock Plan and related agreements.
99.16*      Employee Stock Purchase Plan for U.S. Employees and related agreements.
99.17*      Employee Stock Purchase Plan for Non-U.S. Employees and
            related agreements.
99.18*      Director Option Plan and related agreements.
99.19*      The Company's Information Statement pursuant to Section
            14(f) of the Exchange Act and Rule 14f-1 thereunder.


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 *  Previously filed.




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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          SIMULATION SCIENCES INC.

                                          By:     /s/ CHARLES R. HARRIS

                                            ------------------------------------
                                                     Charles R. Harris
                                                  Chief Executive Officer


Dated: April 29, 1998


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